Exhibit 99.1

Goldcorp Revenues Increase 62%

Toronto Stock Exchange: G                                                                    New York Stock Exchange: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, July 27, 2011 /CNW/ - GOLDCORP INC. (TSX: G) (NYSE: GG) today reported operating cash flows before working capital changes1 of $717 million for the second quarter of 2011 based on gold production of 597,100 ounces at a total cash cost2 of $185 per ounce.  Adjusted net earnings from continuing operations3 in the quarter increased to $420 million, or $0.52 per share, compared to $199 million, or $0.27 per share, in the second quarter of 2010.  Reported net earnings from continuing operations were $489 million compared to $524 million in the second quarter of 2010.

Second Quarter 2011 Highlights

•	Revenues increased 62% over the 2010 second quarter, to $1.3 billion, on gold sales of 606,400 ounces.

•	Operating cash flow before working capital changes increased 84% over the 2010 second quarter, to $717 million or $0.90 per share.

•	Adjusted net earnings increased 111% over the 2010 second quarter, to $420 million or 0.52 per share.

•	Average realized gold price increased 25% over the 2010 second quarter, to $1,516 per ounce.

•	Cash costs totaled $185 per ounce on a by-product basis and $553 per ounce on a co-product basis.

•	Dividends paid amounted to $82 million.

•	Quarter end cash balance of $1.4 billion; net cash position of $516 million.

•	Added to the NASDAQ OMX CRD Global Sustainability Index.

"Due to strength throughout our mine portfolio in the first half of 2011 as well as steady progress on the development of our next generation of gold projects, Goldcorp's long-term growth profile remains intact," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  "Our primary focus over the balance of the year is on the continued ramp-up at Peñasquito.  Nine months after mine commissioning, we continue to see impressive sequential quarterly gains in metals grades, recoveries and production, and both 50,000 tonne-per-day processing lines have now exceeded nameplate capacity on numerous occasions. The high pressure grinding roll circuit to increase designed throughput from 100,000 tonnes per day to 130,000 tonnes per day has been commissioned, but low pebble generation in the SAG mills continues to challenge efforts to feed that circuit at designed capacity.  In addition, the limited availability of material required to raise the tailings dam embankment contributed to inadequate quantities of reclaim water necessary for full-capacity operation of the milling circuit.  We expect to resolve both issues by the end of 2011 and Peñasquito production in 2012 and beyond is not expected to be impacted by these issues. Looking ahead to the balance of the year, these developments at Peñasquito, combined with an expected shortfall at the Pueblo Viejo joint venture due to previously reported flooding issues and a small reduction at Musselwhite due to forest fires have led us to revise 2011 production guidance.

"Goldcorp remains well-positioned to benefit from near-record high metals prices.  Effective cost containment is blunting the effect of industry cost pressures, and continued strong by-product metals prices have led to improved cash costs for 2011.  Our portfolio of young, prospective mines continues to deliver the best gold margins in the industry and our advancing project pipeline will drive our 60% growth in gold production over the next five years."

2011 Guidance Summary

Mining at Peñasquito in the second quarter continued to progress into the heart of the sulphide ore body.  Higher grades and recoveries of gold, silver, lead and zinc were offset by lower processing rates due to lower than forecast pebble (oversize) feed to the high pressure grinding roll (HPGR) circuit, and slower-than-expected progress on the raising of the tailings dam embankment.  In addition, restricted cyanide deliveries due to supplier production issues is expected to lead to delayed oxide gold production from the Peñasquito heap leach operation in the second half of the year.  Total 2011 gold production at Peñasquito is now expected to be 250,000 ounces compared to previous guidance of 350,000 ounces.

At the Pueblo Viejo project in the Dominican Republic, 60% owner and joint venture operator Barrick announced in May significant damage to the starter dam at the tailings facility due to a major rainfall event, resulting in a delay in first gold production until mid-year 2012.   Goldcorp is forecasting no gold production from Pueblo Viejo in 2011 versus previous expectations of 50,000 ounces.

On July 14th, the Company announced that forest fires in northwest Ontario had affected operations at Musselwhite mine.  A small rotating crew of Musselwhite mine personnel worked in coordination with provincial firefighting authorities to prevent damage to surface infrastructure as a result of the fires, but the evacuation and power disruptions due to damaged transmission lines will result in an estimated impact to 2011 production of approximately 20,000 ounces.  The mine is expected to be back to regular operation within the next several days and the Company recognizes the efforts of mine personnel and the provincial firefighters from across Canada who have managed a very challenging situation amid extreme conditions.

Taken together, these factors are expected to result in a reduction in 2011 gold production to between 2.50 million and 2.55 million ounces compared to previous guidance of between 2.65 million and 2.75 million ounces.  Continued success in cost containment throughout the organization in light of inflationary pressures as well as strong by-product metals prices have contributed to improved 2011 guidance on cash costs, now expected to be between $180 and $220 per ounce of gold on a by-product basis, compared to previous guidance of between $280 and $320 per ounce. Due to the lower production from Peñasquito, co-product cash costs for the year are now anticipated to be between $500 and $550 per ounce, compared to between $475 and $500 per ounce previously.

Ongoing exploration success at the Company's mines and projects has resulted in a $50 million increase in the 2011 exploration budget, to $225 million. Those assets receiving significant increases include an additional $10 million each at Cerro Negro and Porcupine. The largest potential increase is at El Morro, where the receipt of permits would enable the exploration of regional targets with strong potential upside. Red Lake and Los Filos will also receive meaningful increases and both remain well-positioned to replace or increase gold reserves in 2011.

Financial Review

Gold sales in the second quarter were 606,400 ounces on production of 597,100 ounces.  This compares to sales of 577,500 ounces on production of 588,600 ounces in the second quarter of 2010. Total cash costs were $185 per ounce of gold on a by-product basis.  On a co-product basis, cash costs were $553 per ounce.

Reported net earnings from continuing operations in the quarter were $489 million compared to $521 million in the second quarter of 2010. Adjusted net earnings from continuing operations in the second quarter totaled $420 million, or $0.52 per share, compared to $199 million or $0.27 per share, in the second quarter of 2010.  Adjusted net earnings primarily exclude the gains from the foreign exchange translation of future income tax liabilities, the three mark to market gains relating to the exercise of the share purchase warrants, a term silver sales contract and the conversion feature of convertible senior notes but include the impact of non-cash stock option expenses which amounted to approximately $31 million or $0.04 per share for the quarter.  Operating cash flow before changes in working capital was $717 million compared to $390 million in last year's second quarter.  Gold margin4 was $1,331 per ounce of gold sold.

Mexico

Gold and silver production at Peñasquito was 58,400 and 4,602,300 ounces, respectively, for the second quarter.  Lead and zinc production totaled 38.5 million pounds and 66.5 million pounds, respectively.  Second quarter gold production from sulphide ore increased 6% over the first quarter of 2011 to 43,100 ounces.

Peñasquito's focus during the second quarter was the routine operation of the High Pressure Grinding Roll (HPGR) portion of the circuit: the final step in bringing the plant's throughput to its design capacity.   The quantity of ore milled decreased by 7% compared to the first quarter, however, as commissioning efforts identified two primary operating issues.

•	The primary SAG mill grinding circuits were not generating the quantity of pebbles that were indicated by original pre-construction test work, thereby limiting the feed to the HPGR circuit, and
•	The tailings dam embankment raise was not occurring at the rate necessary to provide adequate water storage capacity to meet the demand for water for full operation of the milling circuit.

Oxide ore gold production amounted to 15,300 ounces in the second quarter which was 10% lower than the previous quarter.   Reduced oxide ore quantities were anticipated by the mine plan in the current transition zone and restricted cyanide deliveries were experienced during the quarter due to flooding at DuPont's manufacturing facility in Tennessee. The limited quantities of cyanide available to Goldcorp's Mexican operations were directed to Los Filos where higher grade ore yields higher production results from the same cyanide consumption.

Total material mined in the second quarter decreased by 12% in comparison to the first quarter 2011 due to an increase in the amount of ore reclaimed from stockpiles and increased waste haul distances involved with hauling mine waste rock to the tailings storage facility to supplement the embankment construction material.  In conjunction with the positioning of mine waste within the tailing facility embankments, additional water supplies are being added to eliminate current and future shortfalls from water retention issues.

Cash costs for the second quarter of 2011 amounted to negative $801 per ounce which was 46%, or $687 per ounce higher than in the prior quarter due to lower by-product credits, a stronger Mexican peso and higher operating costs. The increase in direct costs of $13 million was due to higher employee costs associated with annual labor payments, increased blasting costs and various non-recurring costs associated with the HPGR ramp up activities. During the second quarter the company continued to build an inventory of run-of-mine ore for use once the mill ramp up has been completed.

Adequate power has been installed in the grinding and HPGR circuits, such that the pebble generation issue can be circumvented by providing supplemental feed which by-passes the SAG mills.  A $30 million project has commenced to bring the supplemental ore feed system into operation by year-end such that, allowing for its commissioning, 130,000 tonne-per-day throughput will be achieved by the end of the first quarter of 2012.

During the second quarter of 2011 exploration drilling at Peñasquito continued on the manto deposits to the east of the current pit.  Permits have been received for starting a shallow grid drilling program to test additional targets close to the current pit.

A strong performance during the quarter at Los Filos resulted in gold production of 83,500 ounces at total cash costs of $438 per ounce.  Construction of the fourth stage of the heap leach pad was completed during the quarter as scheduled. In addition a 15% increase to throughput capacity at the processing facility was completed which will provide additional solution processing capacity during the upcoming rainy season.

The 2011 exploration program continues to progress with the objective of proving the extension of the Los Filos deposit towards the 4P area and El Bermejal to the south. Results to date are positive in proving both extensions.

Canada

At Red Lake in Ontario, second quarter gold production was 154,900 ounces at a total cash cost of $352 per ounce.  Exploration drilling continued throughout the quarter from the 4199 ramp and the interconnection drift to extend the High Grade Zone below the 52 level with positive results.  Additionally, a significant amount of exploration and development is continuing to bring the Upper Red Lake Complex, the Far East Zone and the Footwall Zones into sustained production, both as alternate sources of ore and to complement the 'fill the mills' program.

At Porcupine in Ontario, gold production during the second quarter totaled 62,300 ounces at a total cash cost of $710 per ounce.  The Hoyle Pond Deep project advanced during the second quarter with continued work on lateral development underground finishing major excavation for the hoist rooms and shaft access.  Additionally, foundations were laid for the surface hoist and a pilot raise was completed to align the shaft in preparation for sinking operations later in 2011. The key component of the construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface.

Gold production at Musselwhite during the second quarter totaled 58,800 ounces at a total cash cost of $767 per ounce.  Exploration continued to focus on the surface and underground extension of the Lynx Zone.   The results from this drilling activity will be used to support engineering work and confirm economics of a long term ore handling solution.  The underground program has extended the Lynx resource 125 metres north and 50 metres south of the 2010 Reserve boundary, with results consistent with earlier drilling. The mineralization remains open along strike and up and down dip.

Progress in Guatemala

At Marlin gold production was 78,900 ounces at a total cash cost of negative $368 per ounce.   Silver production was 1,896,400 ounces.  Gold and silver production was 1% and 7% higher, respectively, than first quarter 2011.

On May 24, 2010, the Inter-American Commission on Human Rights ("IACHR"), an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to take action, including suspension of mining activity at Marlin, to protect 18 Mayan communities against alleged environmental and public health concerns related to the mine's operation. On July 8, 2011, the Guatemalan Ministry of Energy and Mines issued a resolution declaring that based on the information presented by the agencies of government, the petitioner, the local communities, and Marlin mine, there is no cause for the suspension of operations at Marlin and that it has been carrying out mining operations in accordance with the mining law of Guatemala. The Ministry's resolution is available on its webpage at: http://www.mem.gob.gt/Portal/home.aspx.  On July 11, 2011, the Presidential Commission on Human Rights (COPREDEH), on behalf of the Government of Guatemala, petitioned the IACHR to declare the precautionary measures without further effect.  The basis for the petition is that the government has complied with the measures and that the investigations conducted by the government demonstrate that Marlin has not damaged the environment or health of the communities in the vicinity of the mine.  The petition, which is published on COPREDEH's webpage at http://copredeh.gob.gt/index.php?showPage=972, cites a MEM report which states that "no proof exists that there exists any situation presenting a threat of serious or imminent harm to persons or that there exists a probability that any damage will materialize and therefore there does not exist a situation of extreme seriousness or urgency to avoid irreparable harm to persons as a result of operations at the Marlin Mine." The IACHR's next period of sessions at which working meetings and hearings will be held is scheduled for October 19 - November 4, 2011.

Advancing the Project Pipeline

At the Cerro Negro project in Argentina, the Eureka decline continues to advance, reaching a length of 1,215 metres during the quarter out of a 4,000 metre total.  During the second quarter the underground development for the first vertical vent raise was completed as well as access road upgrades, geotechnical evaluations of the plant and tailings areas, camp expansion and power line design and routing studies.  Exploration drilling ramped up dramatically in the second quarter of 2011 with a total of 39,823 metres of core produced as compared to 8,772 metres drilled during the first quarter. By the end of the second quarter, there were eight surface drills operating and two additional drill rigs are expected to be added in the second half of 2011. The immediate focus of drilling is on expansion of the Mariana Central, Mariana Norte and San Marcos veins, all of which remain open along strike. Reserve additions from these three veins have the potential to augment the near-term production profile at Cerro Negro.

At the Éléonore project in Quebec, infill surface diamond drilling continued with a total of 25 kilometers completed for the year. An update to the geological model has been initiated, with completion expected in the fourth quarter of 2011.  An additional 10 kilometres of drilling is scheduled and will focus on the central portion of the ore body to upgrade inferred mineral resources and on the northern portion of the deposit, where high grade results have been previously intersected and show potential for additional mineral resources. Construction of the exploration ramp began on April 9, 2011 and has now advanced 180 metres in length and is progressing toward the 650-meter level.  The ramp will provide drilling locations along the ore body to help better define the resource.  On June 30, 2011, the exploration shaft reached a depth of 351 metres and remains on schedule with completion targeted for the second quarter of 2012.

Detailed engineering of the production shaft and related infrastructure is underway, as is the preparation of site pre-construction items including the main access road, permanent bridges, a 120kV sub-station, the construction camp, the upgrade of waste water pond, and waste pad expansion.  The basic design study for a 7,000 tonne per day processing plant has also been completed.  The project remains on track to receive the Environmental and Social Impact Assessment (ESIA) permit in the third quarter of 2011 which will allow construction to commence.

At the Pueblo Viejo project in the Dominican Republic, overall construction is now more than 70% complete. A major rainfall event that occurred in May requires remediation of damage to the partially constructed starter tailings dam facility and as a result, first production is now anticipated in mid-2012, subject to the receipt of new tailings permit approvals. The unanticipated remediation work and impact on the schedule has resulted in mine construction capital increasing to $3.6-$3.8 billion (100%), or $1.4-$1.5 billion (Goldcorp's 40% share) of which about 75% had been committed at the end of the second quarter. Goldcorp's share of annual gold production in the first full five years of operation is expected to average 415,000-450,000 ounces at total cash costs of between $275 and $300 per ounce5.

At the end of the second quarter, three of the four autoclaves had been brick-lined and the remaining autoclave is more than 70% complete. About 90% of the planned concrete has been poured, approximately 90% of the steel has been erected and more than 4.8 million tonnes of ore have been stockpiled. Work continues toward achieving key milestones including the connection of existing grid power to the site.  As part of a longer-term, optimized power solution for Pueblo Viejo, a plan is being advanced to build a dual fueled power plant at an estimated incremental capital cost of about $0.3 billion (100% basis) or $0.12 billion (Goldcorp's 40% share) that would commence operations utilizing heavy fuel oil (HFO) power but have the ability to subsequently convert to cheaper liquid natural gas (LNG). The new plant is expected to provide lower cost, long term power to the project.

At Cochenour in Ontario, work continued on the old Cochenour shaft and the first phase of widening began on July 2nd. On surface, the shaft sinking winch foundation was poured.  The hoist complex architectural and mechanical contractors mobilized to site and began installation.  The Cochenour Red Lake Haulage Drift continued to advance and at the end of the second quarter was 29% complete.  Surface exploration drilling continued and in addition to the four drills working on delineating and expanding the resource at Cochenour, two drills have been mobilized into the Cochenour Red Lake Haulage Drift to begin to test the potential of this underexplored area.

Exploration and development work continued at Camino Rojo, an advanced-stage district project near Peñasquito.  Drilling continued with a total of 15,335 metres drilled, including six validation core holes in the Represa resource, twenty-two resource expansion and infill core holes, ten condemnation holes in anticipation of site facilities, and fifty shallow RAB-style holes.    Trenching and channel sampling were completed to define bulk samples for metallurgical column tests.  At Noche Buena another advanced-stage district project near Peñasquito, exploration drilling commenced during the quarter with three drills working to define high grade zones within the low grade deposit. Initial results show structurally controlled higher grade mineralization trends have been identified with follow-up drilling planned to in-fill along these trends.

At the El Morro project in Chile, following the approval of the Environmental Impact Assessment ("EIA") on March 14, 2011, construction permits dealing with rezoning, flora, fauna and archaeology are in process.  Studies continue to evaluate the optimum configuration of the plant and facilities including an assessment of any resulting impacts to costs and schedule.  An update to the feasibility study is on track to be completed in the third quarter and any changes will be incorporated into that study.  An existing access road was extended by 18 kilometres to the property. This access is being used to provide consumables and equipment for the condemnation drilling activities which began on site in June.

Corporate Responsibility, Safety & Health

Goldcorp was pleased to be recognized as a global leader for its responsible business practices during the quarter when it was added to the NASDAQ OMX CRD Global Sustainability Index.

In May 2011, Goldcorp published its 2010 Sustainability Report.  This is the fourth year that Goldcorp has reported against the key performance indicators set out by the internationally recognized Global Reporting Initiative (GRI).  The 2010 report can be viewed online at http://goldcorp.com/corporate_responsibility/reports/.

This release should be read in conjunction with Goldcorp's second quarter 2011 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investors" section under "Financials".

A conference call will be held on July 28, 2011 at 10:00 a.m. (PDT) to discuss the second quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until August 28, 2011 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US.  Pass code: 8153144.  A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

(1)
Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides a better indicator of the Company's ability to generate cash flows from its mining operations.

Cash provided by operating activities reported in accordance with GAAP was $330 million and $916 million for the three and six months ended June 30, 2011, respectively.
(2)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production cash costs.

Commencing in 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices of $1,250 per ounce of gold, $20 per ounce of silver, $3.25 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc, rather than realized sales prices.  Using actual realized sales prices, the co-product total cash costs would be $535 per gold ounce for the three months ending June 30, 2011. Refer to page 38 of the 2011 second quarter MD&A for a reconciliation of total cash costs to reported production costs.

(3)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 of the 2011 second quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.

(4)
The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted)	Q2'11
Revenues per Financial Statements	$1,323
Treatment and refining charges on concentrate sales	$33
By-product silver and copper sales and other	$(437)
Gold revenues	$919
Divided by ounces of gold sold	606,400
Realized gold price per ounce	$1,516
Deduct total cash costs per ounce of gold sold1	$185
Margin per gold ounce	$1,331

(5)	Based on gold price and oil assumptions of $1,300/oz and $100/bbl, respectively.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

	SUMMARIZED FINANCIAL RESULTS (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended June 30
		2011	2010
	Revenues	$1,323	$815

	Gold produced (ounces)	597,100	588,600
	Gold sold (ounces)	606,400	577,500

	Copper produced (thousands of pounds)	28,000	28,000
	Copper sold (thousands of pounds)	26,400	36,500

	Silver produced (ounces)	6,498,700	4,636,500
	Silver sold (ounces)	6,755,100	1,424,500

	Lead produced (thousands of pounds)	38,500	22,200
	Lead sold (thousands of pounds)	41,200	-

	Zinc produced (thousands of pounds)	66,500	34,500
	Zinc sold (thousands of pounds)	60,300	-

	Average realized gold price (per ounce)	$1,516	$1,208
	Average London spot gold price (per ounce)	$1,506	$1,197

	Average realized copper price (per pound)	$4.15	$2.55
	Average London spot copper price (per pound)	$4.15	$3.18

	Average realized silver price (per ounce)	$30.65	$18.54
	Average London spot silver price (per ounce)	$37.97	$18.33

	Average realized lead price (per ounce)	$1.15	-
	Average London spot lead price (per ounce)	$1.16	$0.88

	Average realized zinc price (per ounce)	$1.03	-
	Average London spot zinc price (per ounce)	$1.02	$0.92

	Total cash costs - by-product (per gold ounce)	$185	$359
	Total cash costs - co-product (per gold ounce)	$553	$436

Production Data:

Red Lake gold mines :	Tonnes of ore milled	201,500	221,900
	Average mill head grade (grams per tonne)	24.57	23.52
	Gold ounces produced	154,900	159,000
	Total cash cost per ounce - by-product	$352	$308

Porcupine mines :	Tonnes of ore milled	1,015,400	1,028,100
	Average mill head grade (grams per tonne)	2.12	2.17
	Gold ounces produced	62,300	67,000
	Total cash cost per ounce - by-product	$710	$548

Musselwhite mine :	Tonnes of ore milled	334,600	357,900
	Average mill head grade (grams per tonne)	5.73	5.39
	Gold ounces produced	58,800	59,400
	Total cash cost per ounce - by-product	$767	$627

SUMMARIZED FINANCIAL RESULTS (Cont.) (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended June 30
		2011	2010

Production Data (Cont.):

Peñasquito :	Tonnes of ore mined	8,973,800	-
	Tonnes of waste removed	30,490,200	-
	Tonnes of ore milled	7,360,600	-
	Average head grade (grams per tonne) - gold	0.35	-
	Average head grade (grams per tonne) - silver	27.11	-
	Average head grade (%) - lead	0.38	-
	Average head grade (%) - zinc	0.64	-
	Gold ounces produced	58,400	-
	Silver ounces produced	4,602,300	-
	Lead (thousands of pounds) produced	38,500	-
	Zinc (thousands of pounds) produced	66,500	-
	Total cash cost per ounce - by-product	($801)	-
	Total cash cost per ounce - co-product	$851	-

Los Filos mine :	Tonnes of ore mined	6,492,300	6,729,600
	Tonnes of waste removed	7,893,100	8,979,200
	Tonnes of ore processed	6,619,700	6,783,800
	Average grade processed (grams per tonne)	0.71	0.71
	Gold ounces produced	83,500	82,600
	Total cash cost per ounce - by-product	$438	$446

El Sauzal mine :	Tonnes of ore mined	550,500	618,400
	Tonnes of waste removed	1,007,100	1,125,300
	Tonnes of ore milled	517,400	510,700
	Average mill head grade (grams per tonne)	1.43	2.55
	Gold ounces produced	22,400	39,300
	Total cash cost per ounce - by-product	$593	$299

Marlin mine :	Tonnes of ore milled	371,200	374,600
	Average mill head grade (grams per tonne) - gold	6.66	5.94
	Average mill head grade (grams per tonne) - silver	170	136
	Gold ounces produced	78,900	71,500
	Silver ounces produced	1,896,400	1,437,700
	Total cash cost per ounce - by-product	($368)	$48
	Total cash cost per ounce - co-product	$373	$316

Alumbrera mine : (1)	Tonnes of ore mined	2,000,400	2,938,400
	Tonnes of waste removed	4,805,800	5,340,100
	Tonned of ore milled	3,682,000	3,547,600
	Average mill head grade (grams per tonne) - gold	0.47	0.43
	Average mill head grade (%) - copper	0.45%	0.44%
	Gold ounces produced	38,000	34,400
	Copper (thousands of pounds) produced	28,000	28,000
	Total cash cost per ounce - by-product	($821)	$102
	Total cash cost per ounce - co-product	$738	$634
(1) Goldcorp's interest - 37.5%

SUMMARIZED FINANCIAL RESULTS (Cont.) (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended June 30
		2011	2010
Production Data (Cont.):

Marigold mine : (1)	Tonnes of ore mined	2,165,400	661,400
	Tonnes of waste removed	6,444,400	8,608,300
	Tonnes of ore processed	2,165,400	661,400
	Average grade processed (grams per tonne)	0.56	0.51
	Gold ounces produced	26,600	16,900
	Total cash cost per ounce - by-product	$764	$686

Wharf mine :	Tonnes of ore mined	611,100	589,000
	Tonnes of ore processed	729,100	716,000
	Average grade processed (grams per tonne)	0.86	0.76
	Gold ounces produced	13,300	19,400
	Total cash cost per ounce - by-product	$655	$556

Financial Data:

Cash provided by operating activities of continuing operations		$330	$383
Net earnings from continuing operations attributable to shareholders of Goldcorp Inc.		$489	$524
Net earnings attributable to shareholders of Goldcorp Inc.		$489	$521
Net earnings per share from continuing operations - basic		$0.61	$0.71
Net earnings per share - basic		$0.61	$0.71
Adjusted net earnings per share - basic		$0.52	$0.27
Weighted average number of shares outstanding (000's)		800,830	734,793

(1) Goldcorp's interest - 66.67%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Revenues	$1,323	$815	$2,539	$1,533
Mine operating costs
Production costs	(512)	(347)	(963)	(633)
Depreciation and depletion	(178)	(133)	(342)	(259)
	(690)	(480)	(1,305)	(892)
Earnings from mine operations	633	335	1,234	641
Exploration and evaluation costs	(14)	(14)	(26)	(28)
Share of net earnings and losses of associates	(8)	-	(6)	-
Corporate administration	(61)	(46)	(119)	(82)
Earnings from operations and associates	550	275	1,083	531
Gain on disposition of securities	-	-	320	-
Gains (losses) on derivatives, net	72	(88)	15	(22)
Gains on dispositions of mining interests, net	-	426	-	407
Finance costs	(5)	(5)	(11)	(13)
Other income (expenses)	12	(4)	34	(16)
Earnings from continuing operations before taxes	629	604	1,441	887
Income taxes	(140)	(80)	(301)	(131)
Net earnings from continuing operations	489	524	1,140	756
Net earnings (loss) from discontinued operations	-	(5)	-	10
Net earnings	$489	$519	$1,140	$766
Net earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.	$489	$524	$1,140	$756
Non-controlling interests	-	-	-	-
	$489	$524	$1,140	756
Net earnings (loss) attributable to:
Shareholders of Goldcorp Inc.	$489	$521	$1,140	768
Non-controlling interests	-	(2)	-	(2)
	$489	$519	$1,140	$766
Net earnings per share from continuing operations
Basic	$0.61	$0.71	$1.43	$1.03
Diluted	0.52	0.71	1.35	1.03
Net earnings per share
Basic	$0.61	$0.71	$1.43	$1.04
Diluted	0.52	0.70	1.35	1.04

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Operating Activities
Net earnings from continuing operations	$489	$524	$1,140	$756
Adjustments for:
Reclamation expenditures	(6)	(4)	(10)	(10)
Gain on disposition of securities	-	-	(320)	-
Gains on dispositions of mining interests, net	-	(426)	-	(407)
Items not affecting cash
Depreciation and depletion	178	133	342	259
Share of net earnings and losses of associates	8	-	6	-
Share-based compensation expense	31	17	53	27
Realized and unrealized losses (gains) on derivatives, net	(76)	92	(27)	24
Accretion of reclamation and closure cost obligations	4	3	7	7
Deferred income tax expense (recovery)	90	31	(10)	(96)
Other	(1)	20	(1)	28
Change in working capital	(387)	(7)	(264)	77
Net cash provided by operating activities of continuing operations	330	383	916	665
Net cash provided by operating activities of discontinued operations	-	2	-	21
Investing Activities
Acquisitions, net of cash acquired	-	-	-	(797)
Expenditures on mining interests	(405)	(287)	(751)	(568)
Deposits on mining interest expenditures	(8)	(8)	(14)	(25)
Interest paid	-	(3)	(9)	(3)
Repayment of capital investment in Pueblo Viejo	-	192	64	192
Proceeds from disposition of mining interests, net	-	220	-	267
Income taxes paid on disposition of Silver Wheaton shares	-	-	-	(149)
Proceeds from sale of securities, net	-	-	519	-
Purchase of securities and other investments	(24)	(4)	(30)	(4)
Other	(1)	8	(5)	3
Net cash provided by (used in) investing activities of continuing operations	(438)	118	(226)	(1,084)
Net cash used in investing activities of discontinued operations	(88)	(17)	(88)	(21)
Financing Activities
Debt borrowings	-	130	-	730
Debt repayments	-	(580)	-	(730)
Common shares issued, net of issue costs	384	55	395	61
Dividends paid to shareholders	(82)	(33)	(157)	(66)
Other	-	(1)	-	(1)
Net cash provided by (used in) financing activities of continuing operations	302	(429)	238	(6)
Net cash provided by financing activities of discontinued operations	-	48	-	48
Effect of exchange rate changes on cash and cash equivalents	(8)	(1)	(18)	(1)
Increase (decrease) in cash and cash equivalents	98	104	822	(378)
Cash and cash equivalents, beginning of period	1,280	393	556	875
Cash and cash equivalents, end of period	1,378	497	1,378	497

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars - Unaudited)

	At June 30 2011	At December 31 2010	At January 1 2010
Assets
Current assets
Cash and cash equivalents	$1,378	$556	$875
Accounts receivable	514	444	279
Inventories and stockpiled ore	476	397	349
Notes receivable	65	64	-
Asset held for sale	-	-	57
Other	156	115	95
	2,589	1,576	1,655
Mining interests
Owned by subsidiaries	23,662	23,499	16,731
Investments in associates	1,418	1,251	565
	25,080	24,750	17,296
Goodwill	762	762	762
Investments in securities	271	924	388
Note receivable	47	47	-
Deposits on mining interest expenditures	11	6	87
Other	145	122	116
Total assets	$28,905	$28,187	$20,304
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$523	$561	$392
Income taxes payable	73	224	184
Derivative liabilities	48	97	11
Other	34	28	49
	678	910	636
Deferred income taxes	5,895	5,978	3,897
Long-term debt	715	695	656
Derivative liabilities	320	328	303
Provisions	310	354	298
Income taxes payable	135	102	48
Other	63	54	40
Total liabilities	8,116	8,421	5,878
Equity
Shareholders' equity
Common shares, stock options and restricted share units	16,865	16,407	13,463
Investment revaluation reserve	42	460	137
Retained earnings	3,669	2,686	775
	20,576	19,553	14,375
Non-controlling interests	213	213	51
Total equity	20,789	19,766	14,426
Total liabilities and equity	$28,905	$28,187	$20,304

%CIK: 0000919239

For further information:

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:24e 27-JUL-11